冠軍科技集團
CHAMPION TECHNOLOGY

02 JAN 30 AM 8:03

16 November 2001

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail



02002775

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

BONUS ISSUE OF SHARES
EXPIRY OF SUBSCRIPTION RIGHTS UNDER OUTSTANDING WARRANTS

It is proposed to issue bonus shares to the shareholders of the Company whose names appeared on the register of members on 5 December 2001 on the basis of one bonus Share for every existing Share held by such shareholders on such date.

The subscription rights under the Warrants will expire after 1:00 p.m. on Saturday, 22 December 2001.

The last trading date of Warrants on the Stock Exchange is Tuesday, 18 December 2001. The latest time to exercise the subscription rights under the Warrants is 4:00 p.m. on Friday, 21 December 2001.

BONUS ISSUE

The board of directors of Champion Technology Holdings Limited (the "Company") proposes a bonus issue of shares of to the shareholders of the Company whose names appeared on the register of members on 5 December 2001 (the "Record Date") on the basis of one bonus share of HK$0.10 of the Company ("Share") for every existing Share held by such shareholders on such date (the "Bonus Issue").

No shareholder shall be entitled to be issued any fraction of a Share. Fractional entitlements to Shares will not be issued but will be aggregated and the resulting Shares sold for the benefit of the Company.

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the Shares to be issued pursuant to the Bonus Issue.

Closure of register

The register of members of the Company will be closed from 4 December 2001 to 5 December 2001, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars (the "Share Registrar"), Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 3 December 2001 in order to qualify for the Bonus Issue.

General

The subscription price of the outstanding warrants of the Company ("Warrants") will be adjusted to HK$0.1055 per Share with effect from 6 December 2001, if the Bonus Issue becomes unconditional.

A circular setting out the details of the Bonus Issue will be sent to the shareholders and warrantholders of the Company as soon as practicable.

EXPIRY OF WARRANTS

The board of directors of the Company would like to remind holders of Warrants that in accordance with the terms and conditions of the Warrants, the subscription rights under the Warrants will expire after 1:00 p.m. on Saturday, 22 December 2001. Any subscription rights under the Warrants which have not been exercised on such date will lapse and the Warrants will cease to be valid for any purpose.

Each Warrant entitles its holder to subscribe HK$0.10 in cash for new shares of the Company at the current subscription price of HK$0.211 per Share, subject to adjustment, from the date of issue thereof until 22 December 2001.

The Company has made the following arrangements regarding dealings and transfers of the Warrants:-

1. the last trading day of the Warrants on the Stock Exchange is **Tuesday, 18 December 2001;**
2. the registered holders of the Warrants who wish to exercise the subscription rights under the Warrants must lodge with the Share Registrar at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong the followings on or before **4:00 p.m. on Friday, 21 December 2001:-**
   - (i) the relevant certificate(s) of Warrants;
   - (ii) the duly completed and signed subscription forms; and
   - (iii) remittances for the relevant subscription moneys;
3. holders of the Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the followings on or before **4:00 p.m. on Friday, 21 December 2001:-**
   - (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

...Central, Hong Kong the followings on or before 4:00 p.m. on Friday, 21 December 2001:-

(i) the relevant certificate(s) of Warrants;

(ii) the duly completed and signed subscription forms; and

(iii) remittances for the relevant subscription moneys;

3. holders of the Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the followings on or before 4:00 p.m. on Friday, 21 December 2001:-

(i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

(ii) the relevant certificate(s) of Warrants;

(iii) the duly completed and signed subscription forms; and

(iv) remittances for the relevant subscription moneys.

Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Friday, 21 December 2001 will not be accepted. Shares will be issued within 21 days after the due exercise of the subscription rights under the Warrants; and

4. trading of the Warrants on the Stock Exchange will cease after 4:00 p.m. on Tuesday, 18 December 2001. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from 4:00 p.m. on Friday, 21 December 2001.

The closing prices of Shares and Warrants on the Stock Exchange on 15 November 2001 (being the date of this announcement) were HK$0.168 per Share and HK$0.01 per Warrant. A circular relating to the expiry of Warrants will be despatched to holders of Warrants as soon as practicable.

Holders of Warrants are recommended to consult their professional advisers in case of any doubt on the above arrangements.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 15 November 2001

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the abovementioned company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 5 December 2001 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:-

ORDINARY RESOLUTIONS

1. "THAT:-

(a) the authorised share capital of the Company be and is hereby increased from HK$1.2 billion to HK$3 billion by the creation of 18 billion shares of HK$0.10 each ("Shares"); and

(b) a sum equal to the aggregate nominal amount of the share capital of the Company in issue on 5 December 2001 (the "Record Date") being part of the amount now standing to the credit of the share premium account, capital reserve and retained profit of the Company be capitalised and the directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Shares in the capital of the Company equal to the number of Shares in issue on the Record Date, to be allotted and distributed, credited as fully paid to and among the shareholders of the Company on the register of members on the Record Date on the basis set out in an announcement of the Company dated 15 November 2001, a copy of which has been submitted to the meeting and signed by the Chairman for identification, and the directors of the Company be and they are hereby authorised to give effect to such capitalisation and distribution."

2. "THAT:-

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to allot shares and to make and grant offers, agreements and options which would or might require shares to be allotted be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to shares issued as a result of a Rights Issue or a scrip dividend scheme of the Company or the exercise of the subscription rights under the warrants or the share option scheme of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue and to be issued pursuant to resolution no. 1 above, and the said approval shall be limited accordingly;

(d) for the purpose of this resolution:-

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares [illegible]

unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to shares issued as a result of a Rights Issue or a scrip dividend scheme of the Company or the exercise of the subscription rights under the warrants or the share option scheme of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue and to be issued pursuant to resolution no. 1 above, and the said approval shall be limited accordingly;

(d) for the purpose of this resolution:-

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)."

By Order of the Board
Jennifer Cheung Mei Ha
Secretary

Hong Kong, 15 November 2001

Principal office:-
The Penthouse
1 Ning Foo Street
Chaiwan
HongKong

Notes:-

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy must be deposited at the Company's principal office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

Hong Kong iMail
16 November 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

BONUS ISSUE OF SHARES
EXPIRY OF SUBSCRIPTION RIGHTS UNDER OUTSTANDING WARRANTS

It is proposed to issue bonus shares to the shareholders of the Company whose names appeared on the register of members on 5 December 2001 on the basis of one bonus Share for every existing Share held by such shareholders on such date.

The subscription rights under the Warrants will expire after 1:00 p.m. on Saturday, 22 December 2001.

The last trading date of Warrants on the Stock Exchange is Tuesday, 18 December 2001. The latest time to exercise the subscription rights under the Warrants is 4:00 p.m. on Friday, 21 December 2001.

BONUS ISSUE

The board of directors of Champion Technology Holdings Limited (the "Company") proposes a bonus issue of shares of to the shareholders of the Company whose names appeared on the register of members on 5 December 2001 (the "Record Date") on the basis of one bonus share of HK$0.10 of the Company ("Share") for every existing Share held by such shareholders on such date (the "Bonus Issue").

No shareholder shall be entitled to be issued any fraction of a Share. Fractional entitlements to Shares will not be issued but will be aggregated and the resulting Shares sold for the benefit of the Company.

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the Shares to be issued pursuant to the Bonus Issue.

Closure of register

The register of members of the Company will be closed from 4 December 2001 to 5 December 2001, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars (the "Share Registrar"), Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 3 December 2001 in order to qualify for the Bonus Issue.

General

The subscription price of the outstanding warrants of the Company ("Warrants") will be adjusted to HK$0.1055 per Share with effect from 6 December 2001, if the Bonus Issue becomes unconditional.

A circular setting out the details of the Bonus Issue will be sent to the shareholders and warrantholders of the Company as soon as practicable.

EXPIRY OF WARRANTS

The board of directors of the Company would like to remind holders of Warrants that in accordance with the terms and conditions of the Warrants, the subscription rights under the Warrants will expire after 1:00 p.m. on Saturday, 22 December 2001. Any subscription rights under the Warrants which have not been exercised on such date will lapse and the Warrants will cease to be valid for any purpose.

Each Warrant entitles its holder to subscribe HK$0.10 in cash for new shares of the Company at the current subscription price of HK$0.211 per Share, subject to adjustment, from the date of issue thereof until 22 December 2001.

The Company has made the following arrangements regarding dealings and transfers of the Warrants:-

1. the last trading day of the Warrants on the Stock Exchange is **Tuesday, 18 December 2001**;
2. the registered holders of the Warrants who wish to exercise the subscription rights under the Warrants must lodge with the Share Registrar at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong the followings **on or before 4:00 p.m. on Friday, 21 December 2001:-**
   (i) the relevant certificate(s) of Warrants;
   (ii) the duly completed and signed subscription forms; and
   (iii) remittances for the relevant subscription moneys;
3. holders of the Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the followings on or before **4:00 p.m. on Friday, 21 December 2001:-**
   (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;
   (ii) the relevant certificate(s) of Warrants;
   (iii) the duly completed and signed subscription forms; and
   (iv) remittances for the relevant subscription moneys.

   Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Friday, 21 December 2001 will not be accepted. Shares will be issued within 21 days after the due exercise of the subscription rights under the Warrants; and
4. trading of the Warrants on the Stock Exchange will cease after 4:00 p.m. on **Tuesday, 18 December 2001**. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from 4:00 p.m. on Friday, 21 December 2001.

The closing prices of Shares and Warrants on the Stock Exchange on 15 November 2001 (being the date of this announcement) were HK$0.168 per Share and HK$0.01 per Warrant. A circular relating to the expiry of Warrants will be despatched to holders of Warrants as soon as practicable.

Holders of Warrants are recommended to consult their professional advisers in case of any doubt on the above arrangements.

By Order of the Board
Paul Kan Man Lok
Chairman

... 2001

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the abovementioned company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 5 December 2001 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:-

ORDINARY RESOLUTIONS

1. "THAT:-

(a) the authorised share capital of the Company be and is hereby increased from HK$1.2 billion to HK$3 billion by the creation of 18 billion shares of HK$0.10 each ("Shares"); and

(b) a sum equal to the aggregate nominal amount of the share capital of the Company in issue on 5 December 2001 (the "Record Date") being part of the amount now standing to the credit of the share premium account, capital reserve and retained profit of the Company be capitalised and the directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Shares in the capital of the Company equal to the number of Shares in issue on the Record Date, to be allotted ar[illegible]buted, credited as fully paid to and among the shareholders of the Company on the register of members on the Record Date on the basis set out in an announcement of the Company dated 15 November 2001, a copy of which has been submitted to the meeting and signed by the Chairman for identification, and the directors of the Company be and they are hereby authorised to give effect to such capitalisation and distribution."

2. "THAT:-

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to allot shares and to make and grant offers, agreements and options which would or might require shares to be allotted be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to shares issued as a result of a Rights Issue or a scrip dividend scheme of the Company or the exercise of the subscription rights under the warrants or the share option scheme of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue and to be issued pursuant to resolution no. 1 above, and the said approval shall be limited accordingly;

(d) for the purpose of this resolution:-

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)."

By Order of the Board
Jennifer Cheung Mei Ha
Secretary

Hong Kong, 15 November 2001

Principal office:-
The Penthouse
1 Ning Foo Street
Chaiwan
HongKong

Notes:-

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy must be deposited at the Company's principal office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.